Mail Stop 4561

April 9, 2008

Michael R. Reinhard
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

>**RE:** **National Penn Bancshares, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2007**
>**Filed February 29, 2008**
>**File No. 000-22537-01**

Dear Mr. Reinhard,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Supervision and Regulation, page 13

1.   Please revise your future filings beginning in your next Form 10-Q to clearly describe any agreements or understandings, written or oral, with your regulatory agencies or their representatives.

Management's Discussion and Analysis of Financial Condition and Results of Operations

<u>Allowance for Loan and Lease Loss, page 40</u>

2.   Please address the following regarding your disclosure on page 41 that you maintain a specific reserve for doubtful or high risk loans, an allocated reserve based on historical trends, and an unallocated portion comprise the allowance for loan and leases:

      a. Please revise your future filings <u>beginning in your next Form 10-Q</u> to quantify each of these key elements for the periods presented<u> here in your Form 10-K</u> and to explain the period to period changes in each of these elements.

      b. Specifically revise your future filings to discuss your asset quality for each period presented and to explain how changes in your asset quality are reflected in each element of your allowance.

      c. Please include the details for the requested information above in your response letter.

3.   Based on the amounts presented in your disclosures, it appears your net charge-offs increased over 250% from 2006 to 2007. In addition, your loan portfolio increased 7% and non-accrual loans increased 77% from December 31, 2006 to December 31, 2007.   Please tell us and revise your future filings beginning in your next Form 10-Q to clearly explain how you considered these factors, as well as the general economic conditions and the specific economic conditions in your geographic areas of loan concentration in determining that a reduction of 6% in the balance of your Allowance for loan and lease losses from December 31, 2006 to December 31, 2007 was appropriate.

4.   Please tell us and in future filings revise your disclosures regarding your loan loss methodology to more clearly identify the time frame of historical losses utilized in determining the various components of your allowance for loan and lease losses.

      a. Specifically identify any changes you made to the time frame of historical losses used during the periods presented in your Form 10-K and why changes were or were not made.

      b. Specifically address how you determined whether you have experienced an acceleration of credit losses in the recent quarters and if so, how you have incorporated that fact into your use of historical loss information.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Comprehensive Income, page 60

5.   Please revise your future filings to disclose accumulated balances for each
        component of other comprehensive income. Please clearly classify such
        disclosure based on the nature of each item reported in comprehensive income
        such as unrealized gains and losses on securities available for sale, gains or losses
        associated with pension or other postretirement benefits, and prior service costs or
        credits associated with pension or other postretirement benefits. Refer to
        paragraphs 17 and 26 of SFAS 130 and the example disclosure of accumulated
        other comprehensive income balances for all formats included in the illustrative
        examples in Appendix B.

Note 3. Investment Securities, page 66

6.   If true, please revise your future filings beginning in your next Form 10-Q to
        confirm in your disclosure that you have the positive intent and ability to retain
        your temporarily impaired available for sale securities until the earlier of their
        recovery in fair value or maturity.

        a.   When making these assertions in your next Form 10-Q as well as in your
             response letter, please specifically address the December 31, 2006 and 2007
             balance sheet dates.

        b.   Clearly address how you considered your sales of underwater securities
             during 2005, 2006, and 2007 in making these assertions in both your
             disclosure and your response letter.

        c.   Tell us the dates on which you sold underwater securities during the last three
             years and subsequent interim period and the reasons for those sales. Consider
             providing this information in your response letter in the form of a table by
             security sold, labeling the amount of the proceeds and the realized loss.

        d.   If you are unable to make and support this assertion, please tell us in detail
             how you concluded that the impairment of your securities was temporary.
             Refer to FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (as amended)
             and SAB Topic 5M, Other Than Temporary Impairment of Certain
             Investments in Debt and Equity Securities.

7.   Please address the following regarding your unrealized losses greater than 12 month on your marketable equity securities and other bonds in your future filings as well as in your response letter:

   a.   Separately quantify the unrealized losses on your marketable equity securities from your other bonds. In future filings, do not aggregate equity securities within the same line item as debt securities for these purposes.

   b.   Please provide additional information in your response as well as your future filings to allow financial statement users to understand the quantitative disclosures and the information that your considered (both positive and negative) in reaching the conclusion that the unrealized losses greater than 12 month on your marketable equity securities and other bonds are not other than temporarily impaired. Specifically address how you considered the severity of the unrealized loss and the duration of the loss in your determination and provide specific information regarding the nature of the impaired investments. Refer to paragraph 17(b) and the example disclosures in Appendix A of FASB Staff Position Nos. FAS 115-1 and FAS 124-1(as amended).

   c.   In your response letter, please provide additional granularity to identify the nature of the each of the underwater equity investments and how you determined they were not other than temporarily impaired. Specifically address the time frame in which you expect the fair value of these equity securities to recover.

Note 4. Loans and Leases, page 68

8.   Please revise future filings to disclose the amount of the recorded investment in impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 as of the date of each balance sheet presented.

Note 9. Benefit Plans, page 71

9.   Please revise future filings to disclose the information required in paragraph 7 of SFAS 158. Clearly disclose the impact of adopting SFAS 158, specifically including the impact on Additional Other Comprehensive Income, or tell us how you determined it was not applicable to your circumstances.

Note 17. Fair Value Measurements and Fair Value of Financial Instruments, page 85

10.   Please revise future filings to disclose additional information regarding the nature of investment securities classified in "Level 3" and provide specific information about the securities, markets, etc. that causes them to be classified as "Level 3".

11.   Please revise future filings to disclose the carrying amount and fair value of commitments to extend credit and letters of credit.

Item 10. Directors, Executive Officers and Corporate Governance, page 99

12.   Please revise future filings to clearly provide at least five years of business experience for each director. Refer to Item 401(e) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief